

GREEN BANCORP, INC.
4000 Greenbriar Street
Houston, Texas 77098

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD WEDNESDAY, MAY 25, 2016

Shareholders of Green Bancorp, Inc.:

Notice is hereby given that the 2016 Annual Meeting of Shareholders (the "Meeting") of Green Bancorp, Inc. (the "Company"), will be held on Wednesday, May 25, 2016, beginning at 2:30 p.m., Central Daylight Savings Time, in the Juniper Room of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, for the following purposes:

1. To elect three (3) directors of Class II to serve on the Board of Directors of the Company until the Company's 2019 Annual Meeting of Shareholders, each until their successors are duly elected and qualified or until their earlier resignation or removal;

2. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016; and

3. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Further information regarding the Meeting and the election of directors is set forth in the accompanying Proxy Statement. The Board of Directors has fixed the close of business on Thursday, March 31, 2016 as the record date for the Meeting, and only those shareholders of record on that date will be entitled to notice of and to vote at the Meeting or any adjournments thereof. A list of shareholders entitled to vote at the Meeting will be available for inspection by any shareholder at the principal office of the Company during ordinary business hours for a period of at least ten days prior to the Meeting.

By Order of the Board of Directors:

Manuel J. Mehos

Manuel J. Mehos
Chairman and Chief Executive Officer

Houston, Texas
April 14, 2016

Your Vote is Important

You are cordially invited and urged to attend the Meeting. Your participation in the Company's affairs is important. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card and promptly mail it in the enclosed envelope. The proxy is revocable in the manner described in the proxy statement at any time before it is voted at the Meeting. If you attend the Meeting, you may vote in person if you wish, even if you have previously returned the proxy card.

TABLE OF CONTENTS

GREEN BANCORP, INC.
4000 Greenbriar Street
Houston, Texas 77098

PROXY STATEMENT
FOR
2016 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 25, 2016

Unless the context otherwise requires, references in this Proxy Statement to "we," "us," "our," "our company," "the Company" or "Green" refer to Green Bancorp, Inc., a Texas corporation, and its consolidated subsidiaries as a whole; references to the "Bank" refer to Green Bank N.A. (a wholly-owned subsidiary of Green Bancorp, Inc.). In addition, unless the context otherwise requires, references to "shareholders" are to the holders of our voting securities, which consist of Green Bancorp, Inc. common stock, par value $0.01 per share ("Common Stock").

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the 2016 Annual Meeting of Shareholders of the Company to be held in the Juniper Room of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, on Wednesday, May 25, 2016, beginning at 2:30 p.m., Central Daylight Savings Time, and any adjournments thereof (the "Meeting") for the purposes set forth in this Proxy Statement and the accompanying Notice of 2016 Annual Meeting of Shareholders. On or about April 14, 2016, we mailed a Notice of Availability of Proxy Materials (the "Notice") to shareholders of record at the close of business on March 31, 2016, other than those shareholders who previously requested paper delivery of communications from us. The Notice contains instructions on how to access an electronic copy of our proxy materials and on how to request a paper copy of our proxy materials.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE 2015 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 25, 2016

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), the Company is providing access to its proxy materials by notifying you of the availability of its proxy materials on the internet. You may access the following information at *http://proxy.greenbank.com*:

- Notice of 2016 Annual Meeting of Shareholders to be held on Wednesday, May 25, 2016;

- Proxy Statement for 2016 Annual Meeting of Shareholders to be held on Wednesday, May 25, 2016;

- Form of Proxy; and

- Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

ABOUT THE MEETING

When and where will the meeting be held?

The Meeting will be held in the Juniper Room of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, on Wednesday, May 25, 2016, at 2:30 p.m., Central Daylight Savings Time.

What is a proxy?

A proxy is another person that you legally designate to vote your stock. If you designate someone as your proxy in a written document, that document is also called a "proxy" or a "proxy card."

What is a proxy statement?

A proxy statement is a document that describes the matters to be voted upon at the Meeting and provides additional information about the Company. Pursuant to regulations of the SEC, we are required to provide you with a proxy statement containing certain information when we ask you to sign a proxy card to vote your stock at a meeting of the Company's shareholders.

What is the purpose of the Meeting?

At the Meeting, shareholders will act upon the matters outlined in the Notice, including the following:

1. to elect three directors to serve as Class II directors on the Board until the Company's 2019 annual meeting of shareholders;

2. to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016; and

3. to transact such other business as may properly come before the meeting or any adjournment thereof.

What is internet availability of proxy materials?

We are making the following available to our shareholders primarily via the internet:

•   Notice of 2016 Annual Meeting of Shareholders to be held on Wednesday, May 25, 2016;

•   Proxy Statement for 2016 Annual Meeting of Shareholders to be held on Wednesday, May 25, 2016;

•   Form of Proxy; and

•   Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

On or about April 14, 2016, we mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The Notice of Internet Availability also instructs you on how to access your proxy card to be able to vote through the internet or by telephone. If you received a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Other shareholders, in accordance with their prior requests, have been mailed paper copies of our proxy materials and proxy card or vote instruction form.

Internet distribution of proxy materials is designed to expedite receipt by shareholders, lower the cost of the annual meeting, and conserve natural resources. However, if you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials contained on the Notice of Internet Availability.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Similarly, if you are a shareholder of record and hold shares in a brokerage account, you will receive a proxy card for shares held in your name and a voting instruction card for shares held in "street name." Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that all your shares are voted.

What is a record date and what does it mean?

The record date to determine the shareholders entitled to notice of and to vote at the Meeting is the close of business on March 31, 2016 (the "Record Date"). The Record Date is established by the Board as required by the Company's Amended and Restated Bylaws (the "Bylaws") and Texas law. On the Record Date, 36,788,464 shares of Common Stock were outstanding.

Who is entitled to vote at the annual meeting?

Holders of Common Stock as of the close of business on the Record Date, may vote at the Meeting.

What are the voting rights of the shareholders?

Each holder of Common Stock is entitled to one vote for each share of Common Stock registered, on the Record Date, in such holder's name on the books of the Company on all matters to be acted upon at the Meeting. The Company's articles of incorporation prohibit cumulative voting.

The holders of at least a majority of the outstanding shares of Common Stock must be represented at the Meeting, in person or by proxy, in order to constitute a quorum for the transaction of business. At any meeting of the Company's shareholders, whether or not a quorum is present, the chairman of the meeting or the holders of a majority of the issued and outstanding Common Stock, present in person or represented by proxy and entitled to vote at the meeting, may adjourn the meeting from time to time without notice or other announcement.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC ("AST"), the Company's stock transfer agent, you are considered the shareholder of record with respect to those shares. The Proxy Statement and proxy card have been sent directly to you by AST at the Company's request. On the Record Date, the company has 257 holders of record.

If your shares are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in "street name." The Proxy Statement and proxy card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

What is a broker non-vote?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Your broker has discretionary authority to vote your shares with respect to the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm (Item 2). In the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares with respect to the election of directors to the Company's Board (Item 1).

How do I vote my shares?

If you are a record holder, you may vote your Common Stock at the Meeting in person or by proxy. To vote in person, you must attend the Meeting and obtain and submit a ballot. The ballot will be provided at the Meeting. To vote by proxy, you must mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope.

The proxy card is fairly simple to complete, with specific instructions on the card. By completing and submitting it, you will direct the designated persons (known as "proxies") to vote your Common Stock at the Meeting in accordance with your instructions. The Board has appointed Manuel J. Mehos and John P. Durie to serve as the proxies for the Meeting.

Your proxy card will be valid only if you sign, date and return it before the Meeting. If you complete all of the proxy card except for one or more of the voting instructions, then the designated proxies will vote your shares "FOR" each proposal as to which you provide no voting instructions. We do not anticipate that any other matters will come before the Meeting, but if any other matters properly come before the Meeting, then the designated proxies will vote your shares in accordance with applicable law and their judgment.

If you hold your shares in "street name," your bank, broker or other nominee should provide to you a voting instruction card along with the Company's proxy solicitation materials. By completing the voting instruction card, you may direct your nominee how to vote your shares. If you complete the voting instruction card except for one or more of the voting instructions, then your broker will be unable to vote your shares with respect to the proposal as to which you provide no voting instructions, except that the broker has the discretionary authority to vote your shares with respect to the ratification of the appointment of Deloitte & Touche LLP (Item 2).

Alternatively, if you want to vote your shares in person at the Meeting, you must contact your nominee directly in order to obtain a proxy issued to you by your nominee holder. Note that a broker letter that identifies you as a shareholder is not the same as a nominee-issued proxy. **If you fail to bring a nominee-issued proxy to the Meeting, you will not be able to vote your nominee-held shares in person at the Meeting.**

Who counts the votes?

All votes will be tabulated by the inspectors of election appointed for the Meeting. Votes for each proposal will be tabulated separately.

Can I vote my shares in person at the Meeting?

Yes. If you are a shareholder of record, you may vote your shares at the Meeting by completing a ballot at the Meeting.

If you hold your shares in "street name," you may vote your shares at the Meeting only if you obtain a proxy issued by your bank, broker or other nominee giving you the right to vote the shares as discussed above.

Even if you currently plan to attend the Meeting, we recommend that you also return your proxy card or voting instructions as described above so that your votes will be counted if you later decide not to attend the Meeting or are unable to attend.

What are my choices when voting?

In the election of directors, you may vote for all director nominees or you may withhold your vote as to one or more director nominees. With respect to each of the other proposals, you may vote for the proposal, against the proposal or abstain from voting on the proposal.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Item 1—**FOR** the election of each nominee for director; and

Item 2—**FOR** the ratification of the appointment of Deloitte & Touche LLP.

What if I do not specify how I want my shares voted?

If you are a record holder who returns a completed proxy card that does not specify how you want to vote your shares on one or more proposals, the proxies will vote your shares for each proposal as to which you provide no voting instructions, and such shares will be voted in the following manner:

Item 1—**FOR** the election of each nominee for director;

Item 2—**FOR** the ratification of the appointment of Deloitte & Touche LLP.

If you are a "street name" holder and do not provide voting instructions on one or more proposals, your bank, broker or other nominee will be unable to vote those shares, except that the nominee will have discretion to vote on the ratification of Deloitte & Touche LLP (Item 2).

May I change my vote after I have submitted my proxy card?

Yes. If you are a record holder, you may revoke your proxy at any time before it is voted at the Meeting by any of the following means:

- attending the Meeting and voting your shares by ballot;

  o Please note that your attendance at the Meeting will not, by itself, revoke a proxy; you must also vote your shares by ballot at the Meeting.

- completing and submitting to the Secretary of the Company a new valid proxy bearing a later date; or

- delivering written notice of revocation to the Company addressed to John P. Durie, Secretary at the Company's address below, which notice must be received before 5:00 p.m., Houston Time on May 24, 2016.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attention: John P. Durie, Secretary. If you are a "street name" holder, contact your bank, broker or other nominee so that they can provide instructions explaining how you may change or revoke your voting instructions.

What percentage of the vote is required to approve each proposal?

Assuming the presence of a quorum, the three director nominees who receive the most votes from the holders of the shares of our Common Stock for their election will be elected, i.e., the affirmative vote of the holders of a plurality of the shares of Common Stock voting at the Meeting is required for the election of the director nominees (Item 1).

The ratification of Deloitte & Touche LLP's appointment as the Company's independent registered public accounting firm (Item 2) will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and that voted for or against or expressly abstained with respect to the matter in person or represented by proxy.

What is a quorum?

Generally, a quorum is defined as the number of shares that are required to be present at the Meeting so that the results of voting on a particular proposal at the Meeting will be deemed to be the act of the shareholders as a whole. In this case, a quorum is determined by counting the relevant number of shares of Common Stock represented in person or by proxy at the Meeting. If you submit a properly executed Proxy Card, you will be considered part of the quorum even if you withhold authority from the proxy holders to vote your shares or do not attend the Meeting. The presence in person or by proxy of a majority of the Common Stock outstanding on the Record Date will constitute a quorum.

How are broker non-votes and abstentions treated?

Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the Meeting is the ratification of the appointment of the independent registered public accounting firm (Item 2). If you hold shares in street name and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters.

A broker non-vote or a withholding of authority to vote with respect to one or more nominees for director will not have the effect of a vote against such nominee or nominees since broker non-votes and abstentions are counted for purposes of determining the presence or absence of a quorum, but are not counted as votes cast at the Meeting. Any abstentions will not have the effect of a vote against the proposals to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm. Since the ratification of the appointment of the independent registered public accounting firm is considered a routine matter and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with this proposal.

Do I have any dissenters' or appraisal rights with respect to any of the matters to be voted on at the Meeting?

No. None of our shareholders has any dissenters' or appraisal rights with respect to the matters to be voted on at the Meeting.

What are the solicitation expenses and who pays the cost of this proxy solicitation?

Our Board is asking for your proxy and we will pay all of the costs of soliciting shareholder proxies. We may use officers and employees of the Company to ask for proxies, as described below.

Is this Proxy Statement the only way that proxies are being solicited?

No. In addition to the solicitation of proxies by use of the mail, if deemed advisable, directors, officers and regular employees of the Company may solicit proxies personally or by telephone or other means of communication, without being paid additional compensation for such services. This proxy solicitation is made by the Board and the cost of this solicitation is being borne by the Company. The Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expense in forwarding the proxy materials to beneficial owners of the Company's Common Stock.

Are there any other matters to be acted upon at the Meeting?

Management does not intend to present any business at the Meeting for a vote other than the matters set forth in the Notice and has no information that others will do so. The proxy also confers on the proxies the discretionary authority to vote with respect to any matter presented at the Meeting for which advance notice was not received by the Company in accordance with our Bylaws. If other matters requiring a vote of the shareholders properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares represented by the proxies held by them in accordance with applicable law and their judgment on such matters.

Where can I find voting results?

The Company intends to publish the voting results in a current report on Form 8-K, which it expects to file with the SEC within four business days following the Meeting.

Who can help answer my questions?

The information provided above in this "Question and Answer" format is for your convenience only and is merely a summary of the information contained in this Proxy Statement. We urge you to carefully read this entire Proxy Statement and the documents we refer to in this Proxy Statement. If you have any questions, or need additional material, please write to Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attn: John P. Durie or call (713) 275-8220 and ask for John P. Durie.

ITEM 1. ELECTION OF DIRECTORS

Classification of the Company's Directors

In accordance with the terms of our amended and restated certificate of formation, our current Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms as follows:

- The Class I directors are William D. Ellis, Scott Schaen and Stefanie L. Shelley and their terms will expire at the annual meeting of shareholders to be held in 2018;

- The Class II directors are Stephen Eisenstein, Manuel J. Mehos and Steven D. Lerner, and their terms will expire at the annual meeting of shareholders to be held in 2016; and

- The Class III directors are Cas A. Schneller, Alan M. Silberstein and Robert B.B. Smith, and their terms will expire at the annual meeting of shareholders to be held in 2017.

The director nomination agreement with funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC (the "Sponsor Funds") provides for the rights of the Sponsor Funds to nominate individuals for election to our Board. See "Certain Relationships and Related Person Transactions—Director Nomination Agreement." Messrs. Eisenstein and Schneller were first nominated for election to our Board by funds affiliated with Harvest Partners, LP and Friedman Fleischer & Lowe, LLC, respectively, pursuant to a shareholders agreement which was terminated in connection with our initial public offering in August of 2014. During 2015, Pine Brook Partners, LLC, nominated Mr. Schaen as a Class I director pursuant to such director nomination agreement. Mr. Eisenstein is standing for re-election as the nominee of Harvest Partners, LP pursuant to such director nomination agreement.

Election Procedures; Term of Office

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor. Any additional directorships resulting from an increase in the number of directors will be distributed by the Board among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The Nominating and Corporate Governance Committee has recommended to the independent members of our Board, and the independent members of the Board have approved the nomination of, Manuel J. Mehos, Stephen Eisenstein and Steven D. Lerner to fill the Class II director seats and the independent members of the Board recommend these nominees for election by our shareholders as members of the Board. Stephen Eisenstein and Steven D. Lerner are currently serving as Class II directors. Manuel J. Mehos currently serves as the Chairman of the Board of Directors and a Class II Director. The three Class II nominees, if elected at the Meeting, will serve until the annual meeting of shareholders in 2019.

The three Class II nominees receiving the affirmative vote of the holders of a plurality of the shares of Common Stock represented at the Meeting will be elected. Unless the authority to vote for the election of directors is withheld as to one or more of the nominees, all shares of Common Stock represented by proxy will be voted **FOR** the election of the nominees. If the authority to vote for the election of directors is withheld as to one or more but not all of the nominees, all shares of Common Stock represented by any such proxy will be voted **FOR** the election of the nominee or nominees, as the case may be, as to whom such authority is not withheld.

If a nominee becomes unavailable to serve as a director for any reason before the election, the shares represented by proxy will be voted for such other person, if any, as may be designated by the Board. The Board has no reason to believe that any nominee will be unavailable to serve as a director. All of the nominees have consented to being named herein and to serve if elected.

Any director vacancy occurring after the election may be filled by a majority vote of the remaining directors, even if the remaining directors constitute less than a quorum of the full Board. In accordance with our Bylaws, a director appointed to fill a vacancy will be appointed to serve for the remainder of the term to which the director has been selected and until such director's successor shall have been elected and qualified.

The biography of each of the director nominees, continuing directors and executive officers set forth below contains information regarding the person's service as a director and/or executive officer, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the person should serve as a director.

Nominees for Election

The following table sets forth the name, age, and positions with the Company for each nominee for election as a director of the Company:

Name	Age	Positions with the Company and the Bank
Manuel J. Mehos	61	Class II Director; Chairman of the Board and Chief Executive Officer of the Company; Chairman of the Board of the Bank
Stephen Eisenstein	54	Class II Director
Steven D. Lerner	62	Class II Director; Director of the Bank

Manuel J. Mehos. Mr. Mehos is the founder as well as the Chairman and Chief Executive Officer of the Company. Prior to founding the Company in 2004, Mr. Mehos was the founder, Chairman and Chief Executive Officer of Coastal Bancorp, Inc. and its banking subsidiary, Coastal Banc, a publicly traded company that was sold in May 2004 to Hibernia Corporation. Mr. Mehos is a Certified Public Accountant in the State of Texas. He currently serves as a Director of the Board for Sentinel Trust Company. He has served as a Director on the Board for Federal Home Loan Bank of Dallas, Texas Finance Commission, Texas Savings & Community Bankers Association and America's Community Bankers. Mr. Mehos received his B.B.A. and M.B.A. from the University of Texas. Mr. Mehos' qualifications to serve on our Board include his extensive experience in overseeing the Company and in the banking industry and his previous experience serving as Chairman of the board of a publicly traded bank holding company.

Stephen Eisenstein. Mr. Eisenstein has served as a Director of the Company since 2010 and serves as Senior Managing Director of Harvest Partners, LP, a New York-based private equity firm. Mr. Eisenstein has over 20 years of private equity experience. Before joining Harvest in 1999, he was a founding Partner at Paribas Principal Partners. Prior to founding Paribas Principal Partners, Mr. Eisenstein was a Managing Director at Banque Paribas, specializing in financing and investing in leveraged buyouts. Before joining Paribas, he worked in corporate finance at Chase Manhattan Bank and in equity research at Paine Webber, Inc. Mr. Eisenstein serves on the Boards of Packers Holdings and Encanto Restaurants. He has a B.A. in Economics from Tufts University and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Eisenstein's qualifications to serve on our Board include his significant experience overseeing the business of Harvest's numerous portfolio companies, his extensive board experience having previously served on the board of directors of 12 public and private companies and his significant financial, investment and strategic business planning experience.

Steven D. Lerner.   Mr. Lerner has served as a Director of the Company since 2006 and currently serves as a Director of the Bank. He is President and Chief Executive Officer of TRC Capital Partners, LLC and TRC Ventures, LP, formerly The Redstone Companies, LP. Previously, he served as Executive Vice President and General Counsel of The Redstone Companies, LP, Redstone Group, Ltd. and related entities from 1998. Before that, Mr. Lerner served as a Partner at Schlanger, Silver, Barg & Paine, LLP. He is a member of the State Bar of Texas and Florida Bar. Mr. Lerner received his Doctor of Jurisprudence from the University of Texas Law School. Mr. Lerner's qualifications to serve on our Board include his extensive financial and investment experience, his experience in the development of real estate and his long-standing relationships within the business, political and charitable communities.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE INDIVIDUALS NOMINATED FOR ELECTION AS DIRECTORS.

CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our Class I and Class III directors whose terms of office do not expire at the Meeting, and the executive officers of the Company who are not also directors:

Name	Age	Positions with the Company and the Bank
Directors:		
William D. Ellis	53	Class I Director; Vice Chairman of the Board of the Company; Vice Chairman of the Board of the Bank
Scott Schaen	33	Class I Director; Director of the Bank
Stefanie L. Shelley	53	Class I Director; Director of the Bank
Cas A. Schneller	37	Class III Director; Director of the Bank
Alan M. Silberstein	68	Class III Director; Director of the Bank
Robert B.B. Smith	52	Class III Director; Director of the Bank
Executive officers who are not also directors:		
Geoffrey D. Greenwade	55	President of the Company; President and Chief Executive Officer of the Bank
John P. Durie	54	Executive Vice President and Chief Financial Officer of the Company; Senior Executive Vice President and Chief Financial Officer of the Bank
Donald S. Perschbacher	54	Executive Vice President and Corporate Chief Credit Officer of the Company; Senior Executive Vice President and Corporate Chief Credit Officer of the Bank

The following is a brief discussion of the business and banking background and experience of our continuing directors and executive officers. All officers of the Company are elected annually by the Board and serve at the discretion of the Board.

William D. Ellis. Mr. Ellis has served as Vice Chairman of the Board since 2015 and currently serves as Vice Chairman of the Board of Directors of the Bank. Mr. Ellis was the founding Chairman and Chief Executive Officer of Patriot Bancshares, Inc. ("Patriot") since its inception in 2005, which was acquired by the Company in October 2015. Prior to his time with Patriot, Mr. Ellis held senior executive positions with several other financial institutions, including as Texas Regional President for Union Planters Bank in Houston and Senior Vice President for BB&T in Washington, D.C. He is a director of Theater Under the Stars and Mission Centers of Houston. Mr. Ellis received his B.S.B.A. from Mississippi College and his M.B.A. from the University of North Alabama. Mr. Ellis's qualifications to serve on the Green board include his leadership of Patriot since its inception, his extensive experience in the banking industry, and his long-standing relationships within the business, political and charitable communities.

Scott Schaen. Mr. Schaen has served as a Director of the Company since 2015 and currently serves as a Director of the Bank. Mr. Schaen also serves on the board of Fidelis Insurance Holdings Limited, a specialty insurance and reinsurance provider, as well as Turnbridge Partners, LLC and is a principal on the financial services investment team at Pine Brook Road Partners, LLC. He joined Pine Brook in 2010. Prior to joining Pine Brook, Mr. Schaen was with Lightyear Capital, a middle-market private equity investor in financial services, where he was a senior associate specializing in executing and monitoring investments in the financial services industry. Prior to joining Lightyear Capital in 2006, Mr. Schaen was an investment banking analyst in the Global Power Group at Citigroup. Mr. Schaen holds a B.B.A. from the University of Michigan Business School, now known as the Ross School of Business. Mr. Schaen's qualifications to serve on our Board include his financial services investment and monitoring experience.

Stefanie L. Shelley.   Ms. Shelley has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. She is the Chief Marketing Officer of Broadridge Financial Solutions, Inc., a leading provider of technology, operations and communications solutions to the global financial services industry. Prior to joining Broadridge in 2010, Ms. Shelley was Executive Vice President, Bank Marketing of Capital One Bank from 2007 to 2009. Previously, she held an executive position at Citibank, where she managed the product management and marketing of a $100 billion retail deposit product portfolio. Prior to Citibank, Ms. Shelley was the Chief Marketing Officer for Small Business Banking at JP Morgan Chase. Ms. Shelley holds a B.A. in Economics from Colgate University and an M.B.A. in Marketing from The Wharton School of the University of Pennsylvania. Ms. Shelley's qualifications to serve on our Board include her broad functional background in business strategy, marketing and product management and extensive experience in launching, building and restructuring businesses.

Cas A. Schneller.   Mr. Schneller has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. He is a Managing Director of Friedman Fleischer & Lowe, LLC ("FFL"), a San Francisco-based private equity firm. Before joining FFL in 2006, he worked at GTCR Golder Rauner, a Chicago-based private equity firm. Mr. Schneller also worked at William Blair & Company as an analyst in the Mergers and Acquisitions group and at Luxor Capital Group as an investment analyst. He graduated summa cum laude from the University of Notre Dame with a B.B.A. in Finance and Business Economics and earned an M.B.A. from the Harvard Business School. Mr. Schneller's qualifications to serve on our Board include his significant experience overseeing the business of FFL's numerous portfolio companies, his board experience having served on the board of directors of six public and private companies and his significant financial, investment and strategic business planning experience.

Alan M. Silberstein.   Mr. Silberstein has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. He is the current President of Allston Associates, LLC, a management consulting company. Prior to joining Allston Associates in 2004, Mr. Silberstein served as President and Chief Executive Officer of Debt Resolve, Inc. from 2003 to 2004. Previously, he served as Chief Executive Officer of Western Union and Executive Vice President of First Data Corporation, its parent, from 2000 to 2001. Previously, in 1996, he joined Travelers Property Casualty Insurance to serve as Chairman and Chief Executive Officer of Claim Services. Prior to joining Travelers, Mr. Silberstein worked in the banking sector for twenty-two years, holding various executive positions in consumer banking. Mr. Silberstein has been active in numerous banking industry groups and has served as chair of the American Bankers Association Retail Executive Committee, a three-year term on the Federal Reserve Board's Consumer Advisory Council, and on the boards of both the New York Cash Exchange and CIRRUS ATM networks. He currently serves on the Board of Global Payments Inc. Mr. Silberstein received his B.S. in engineering from Columbia University and his M.B.A. from the Harvard Business School. Mr. Silberstein's qualifications to serve on our Board include his extensive experience in the banking and financial services industries, his experience serving as a director on the board of a public company and his long-standing relationships within the business, political and charitable communities.

Robert B.B. Smith.   Mr. Smith has served as a Director of the Company since 2006 and currently serves as a Director of the Bank. He serves as Director, Investments at Friedkin Companies, Inc, a holding company providing financial and other services to a group of affiliated companies including Gulf States Toyota Distributors and has been with Friedkin since 1996. Mr. Smith has over 10 years of experience in serving on bank boards, including as a director of Redstone Bank, N.A. Mr. Smith is a member of the Chartered Financial Analyst Institute. He received his B.S. in Astronomy from the University of Texas and his M.B.A. from Texas A&M University. Mr. Smith's qualifications to serve on our Board include his extensive experience in the banking industry, serving as a director on bank boards, his significant financial, investment and strategic business planning experience and his long-standing relationships within the business, political and charitable communities.

Executive Officers of the Company

Geoffrey D. Greenwade.   Mr. Greenwade has served as the President of the Company since 2013, and currently serves as President and Chief Executive Officer of the Bank. From 2008 to 2013, Mr. Greenwade served as Executive Vice President of the Company. Prior to joining the Company in 2008, Mr. Greenwade worked at Wells Fargo as Regional Manager of the Business Banking Department and Executive Vice President of the Commercial Banking Department. He has also served as Market President, Lending Manager and Commercial Loan Officer of

Bank of America. Mr. Greenwade received his M.B.A. from Baylor University and his B.B.A. in Finance from Texas A&M University.

John P. Durie.   Mr. Durie has served as Executive Vice President and Chief Financial Officer of the Company since 2006 and currently serves as Senior Executive Vice President and Chief Financial Officer of the Bank. Before joining the Company in 2006 as a result of the merger with Redstone Bank, N.A., he served as Executive Vice President and Chief Financial Officer of Redstone Bank from 2004 to 2006 and as President and Chief Operating Officer of Northwest Bank, N.A. from 1996 to 2000. He also worked at First Interstate Bank where he managed its Texas mergers and acquisitions activities and served as Chief Financial Officer of Consolidated Asset Management Company, the Oklahoma workout subsidiary. Mr. Durie received his B.B.A. in Finance from the University of Oklahoma.

Donald Perschbacher.   Mr. Perschbacher has served as Executive Vice President and Corporate Chief Credit Officer of the Company since 2012 and currently serves as Senior Executive Vice President and Corporate Chief Credit Officer of the Bank. Prior to joining the Company in March 2012, Mr. Perschbacher served as Credit Risk Executive for the Asset Recovery Management & Solutions Group of BBVA Compass Bank in Dallas, Texas, where he was responsible for maximizing the recovery and value of impaired assets. Prior to joining BBVA, Mr. Perschbacher served from 2006 to 2009 as Executive Vice President and Chief Credit Officer of Guaranty Bank, a commercial and retail bank with more than 150 banking centers in Texas and California. In that role, Mr. Perschbacher was responsible for the overall asset quality of the bank's lending portfolio. He also served as Senior Vice President and Director of Risk Management (Corporate Banking) of Guaranty Bank from 2001 to 2006. Prior to joining Guaranty Bank, Mr. Perschbacher served as Senior Vice President and Senior Approval Officer for Bank of America's Dallas, Texas operations. Mr. Perschbacher received his B.B.A. in Finance from Texas A&M University.

BOARD AND COMMITTEE MATTERS

Meetings of the Board

The Board held six meetings during 2015 and took certain actions by unanimous written consent. There was no director who attended less than 75% of the aggregate of the (1) total number of meetings of the Board and (2) total number of meetings held by committees on which he or she served.

Board Composition

Our Board currently has nine (9) members serving on the board. The number of directors may be changed only by resolution of the Board. The Board may increase the number of directors by two and fill these vacancies until the next annual meeting of shareholders. As discussed in greater detail below, the Board has affirmatively determined that seven of our nine current directors qualify as independent directors under the applicable rules of the NASDAQ Global Select Market and the SEC.

Board Leadership Structure

The Board believes that the our Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying corporate priorities and leading the discussion and execution of strategic initiatives. Independent directors and management have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside the Company and industry, while the Chief Executive Officer brings company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategic development and execution, and facilitates information sharing between management and the Board, which are essential to effective governance.

One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer is in the best interest of shareholders because it provides the appropriate balance between strategy development and independent oversight of management.

Audit Committee Pre-Approval Policy

The Audit Committee will consider, on a case-by-case basis, and approve, if appropriate, all audit and permissible non-audit services to be provided by our independent registered public accounting firm. Pre-approval of such services is required unless a "*de minimus*" exception is met. To qualify for the "*de minimus*" exception, the aggregate amount of all such services provided to us must constitute not more than five percent of the total amount of revenues paid by us to our independent registered public accounting firm during the fiscal year in which the non-audit services are provided; such services were not recognized by us at the time of the engagement to be non-audit services; and the non-audit services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approval has been delegated by the Committee.

CORPORATE GOVERNANCE

Oversight of Risk Management

The Board is responsible for overseeing management and the business and affairs of the Company, which includes the oversight of risk. In exercising its oversight, the Board has allocated certain areas of focus to its committees and has retained areas of focus for itself. Our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The Audit Committee oversees management of financial risks. The Nominating and Corporate Governance Committee manages risks associated with management, including the composition and independence of the Board and succession planning. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. The Board as a whole regularly reviews information regarding the Company's asset quality, securities portfolio, capital, liquidity and operations, as well as the risks associated with each. Throughout the year, senior management reports to the Board the risks that may be material to the Company. The goal of these processes is to achieve serious and thoughtful Board-level attention to the nature of the material risks faced by the Company and the adequacy of our risk management processes and systems. While the Board recognizes that the risks we face are not static, and that it is not possible to mitigate all risk and uncertainty all of the time, the Board believes that our approach provides the Board with the proper foundation and oversight perspective with respect to management for the Company.

Committees of the Board

Our Board has established the following committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Our Audit Committee consists of Steven D. Lerner, Stefanie L. Shelley and Alan M. Silberstein, with Steven D. Lerner serving as chair. Our Audit Committee has responsibility for, among other things:

- selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

- evaluating the qualifications, performance and independence of our independent registered public accounting firm;

- monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- reviewing the adequacy and effectiveness of our internal control policies and procedures;

- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

- preparing the audit committee report required by the SEC to be included in our annual proxy statement.

Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable NASDAQ Global Select Market rules require our audit committee to be composed entirely of independent directors. Our Board has affirmatively determined that each of the members of our audit committee meet the definition of "independent directors" under the rules of the NASDAQ Global Select Market and for purposes of serving on an audit committee under applicable SEC rules. Our Board also has determined that Steven D. Lerner qualifies as an "audit committee financial expert" as defined by the SEC.

Our Board has adopted a written charter for our Audit Committee, which is available on our investor relations website at *http://investors.greenbank.com/*. The charter may be accessed by selecting "Corporate Governance" from the left-hand menu. The Audit Committee held thirteen meetings during 2015.

Compensation Committee

Our Compensation Committee consists of Stephen Eisenstein, Scott Schaen, Cas A. Schneller and Alan M. Silberstein, with Alan M. Silberstein serving as chair. The Compensation Committee is responsible for, among other things:

- reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

- reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

- evaluating the compensation of our directors;

- reviewing and discussing annually with management our executive compensation disclosure required by SEC rules;

- preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

- administrating, reviewing and making recommendations with respect to our equity compensation plans.

Our Board has evaluated the independence of the members of our compensation committee and has determined that each of the members of our Compensation Committee is an "independent director" under the NASDAQ Global Select Market standards. The members of the Compensation Committee also satisfy the independence requirements and additional independence criteria under Rule 10C-1 under the Exchange Act, qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code.

Our Board has adopted a written charter for our Compensation Committee, which is available on our investor relations website at *http://investors.greenbank.com/*. The charter may be accessed by selecting "Corporate Governance" from the left-hand menu. The Compensation Committee held four meetings during 2015.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Stephen Eisenstein, Scott Schaen, Cas A. Schneller and Steven D. Lerner, with Steven D. Lerner serving as chair. The Nominating and Corporate Governance Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the Board;

- reviewing periodically the corporate governance principles adopted by the Board and developing and recommending governance principles applicable to our Board;

- overseeing the evaluation of our Board; and

- recommending members for each board committee of our Board.

Our Board has evaluated the independence of the members of our Nominating and Corporate Governance Committee and has determined that each of the members of our Nominating and Corporate Governance Committee is "independent" under the NASDAQ Global Select Market standards.

Our Board has adopted a written charter for our Nominating and Corporate Governance Committee, which is available on our investor relations website at *http://investors.greenbank.com/*. The charter may be accessed by selecting "Corporate Governance" from the left-hand menu. The Nominating and Corporate Governance Committee held one meeting during 2015.

Director Nominations

The Nominating and Corporate Governance Committee considers nominees to serve as directors of the Company and recommends such persons to the Board. The Nominating and Corporate Governance Committee also considers director candidates recommended by shareholders who appear to be qualified to serve on our Board and meet the criteria for nominees considered by the committee. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board. In order to avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below in the section titled "Procedures to be Followed by Shareholders."

Criteria for Director Nominees.

The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board. In addition to reviewing the background and qualifications of the individuals considered in the selection of candidates, the Committee shall look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and Nominating and Corporate Governance Committee believe that it is essential that the Board members represent diverse viewpoints.

The Nominating and Corporate Governance Committee may weigh the foregoing criteria differently in different situations, depending on the composition of the Board at the time. The Nominating and Corporate Governance Committee will strive to maintain at least one director who meets the definition of "audit committee financial expert" under the regulations of the SEC.

In addition, prior to nominating an existing director for re-election to the Board, the Nominating and Corporate Governance Committee considers and reviews an existing director's Board and committee attendance and performance; length of board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Process for Identifying and Evaluating Director Nominees.

Pursuant to the Nominating and Corporate Governance Committee Charter as approved by the Board, the Nominating and Corporate Governance Committee is responsible for the process relating to director nominations, including identifying, recruiting, interviewing and selecting individuals who may be nominated for election to the Board.

The process that the Nominating and Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board is set forth below.

Identification. For purposes of identifying nominees for the Board, the Nominating and Corporate Governance Committee will rely on personal contacts of the members of the Board as well as their knowledge of members of the Bank's local communities. The Nominating and Corporate Governance Committee will also consider director candidates recommended by shareholders in accordance with the policy and procedures set forth below in the section titled "Procedures to be Followed by Shareholders." The Nominating and Corporate Governance Committee has not previously used an independent search firm in identifying nominees.

Evaluation. In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board by evaluating the candidate under the selection criteria set forth above. In addition, for any new director nominee, the Nominating and Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Procedures to be Followed by Shareholders.

Any shareholder of the Company may recommend to the Nominating and Corporate Governance Committee one or more persons as a nominee for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the prior notice and information provisions contained in our Bylaws. A notice of a shareholder to make a nomination of a person for election as a director of the Company must be made in writing and received by the Corporate Secretary of the Company at our main office (i) in the event of an annual meeting of shareholders, not more than one hundred twenty (120) days and not less than ninety (90) days in advance of the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called on a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; or (ii) in the event of a special meeting of shareholders, such notice shall be received by the Corporate Secretary not later than the close of business on the tenth (10th) day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper form such notice by a shareholder must set forth the following information:

(i) as to each person whom the shareholder proposes to nominate for election as director,

     a. the name, age, business address and residence address of the proposed nominee for director;

     b. the principal occupation and employment of the proposed nominee for director;

     c. (1) the class or series and number of all shares of stock of the Company which are owned beneficially or of record by the proposed nominee for director and any affiliates or associates of the proposed nominee for director, (2) the name of each nominee holder of shares of all stock of the Company owned beneficially but not of record by the proposed nominee for director or any affiliates or associates of the proposed nominee for director, and the number of such shares of stock of the Company held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, with respect to stock of the Company and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Company) has been made by or on behalf of the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, or to increase or decrease the voting power or pecuniary or economic interest of the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, with respect to stock of the Company;

     d. a written representation and agreement that the proposed nominee for director (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the proposed nominee for director, if elected as a director of the Company, will act or vote on any issue or question, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Company that has not been disclosed to the Company in such representation and agreement and (3) in the proposed nominee for director's individual capacity, would be in compliance, if elected as a director of the Company, and will comply with, all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Company; and

   e.   any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

(ii)   as to the shareholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made,

   a.   the name and record address of the shareholder giving the notice and the name and principal place of business of such beneficial owner;

   b.   (1) the class or series and number of all shares of stock of the Company which are owned beneficially or of record by such shareholder and any affiliates or associates of such shareholder, (2) the name of each nominee holder of shares of the Company owned beneficially but not of record by such shareholder or any affiliates or associates of such shareholder, and the number of shares of stock of the Company held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such shareholder, or any affiliates or associates of such shareholder, with respect to stock of the Company and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Company) has been made by or on behalf of such shareholder, or any affiliates or associates of such shareholder, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such shareholder, or any affiliates or associates of such shareholder, or to increase or decrease the voting power or pecuniary or economic interest of such shareholder, or any affiliates or associates of such shareholder, with respect to stock of the Company;

   c.   a description of (1) all agreements, arrangements, or understandings (whether written or oral) between such shareholder, or any affiliates or associates of such shareholder, and any proposed nominee, or any affiliates or associates of such proposed nominee, (2) all agreements, arrangements, or understandings (whether written or oral) between such shareholder, or any affiliates or associates of such shareholder, and any other person or persons (including their names) pursuant to which the nomination(s) are being made by such shareholder, or otherwise relating to the Company or their ownership of capital stock of the Company, and (3) any material interest of such shareholder, or any affiliates or associates of such shareholder, in such nomination, including any anticipated benefit therefrom to such shareholder, or any affiliates or associates of such shareholder;

   d.   a representation that the shareholder giving notice intends to appear in person or by proxy at the annual meeting or special meeting to nominate the persons named in its notice; and

   e.   any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

In addition, any proposed nominee for director shall furnish such other information as the Company may reasonably require, including such information as may be necessary or appropriate in determining the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

At the meeting of shareholders, if the Chairman of the meeting determines that a nomination was not made in accordance with these requirements, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

If the Nominating and Corporate Governance Committee receives a director nomination from a shareholder or group of shareholders who (individually or in the aggregate) beneficially owned greater than 5% of the Company's outstanding Common Stock for at least one year as of the date of such recommendation, the Company, as required by applicable securities law, will identify the candidate and shareholder or group of shareholders recommending the candidate and will disclose in its proxy statement whether the Nominating and Corporate Governance Committee chose to nominate the candidate, as well as certain other information.

Shareholder Communications with Directors

The Board will give appropriate attention to written communications received from shareholders, and will respond if and as appropriate. Shareholders or other interested parties can contact any director or committee of the Board by writing to them in care of Corporate Secretary, Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098. Comments or complaints relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Other concerns will generally be referred to the Nominating and Corporate Governance Committee.

Director Attendance at Annual Meeting

The Board encourages directors to attend the annual meeting of shareholders. The Meeting will be the Company's second annual meeting of shareholders since its initial public offering. Five of the Company's directors attended the Company's 2015 annual meeting of shareholders held on June 10, 2015.

Code of Ethics

Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including the Company's Chairman of the Board and Chief Executive Officer and senior financial officers. The full text of our Code of Business Conduct and Ethics is available on our investor relations website at *http://investors.greenbank.com/*. The Code of Business Conduct and Ethics may be accessed by selecting "Corporate Governance" from the left-hand menu.

Director Independence

During the review by our Board of director independence, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates, including those reported under "Certain Relationships and Related Person Transactions" below. The Board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

Based on information provided by each director concerning his or her background, employment and affiliations, our Board affirmatively determined that Stephen Eisenstein, Steven D. Lerner, Scott Schaen, Cas A. Schneller, Stefanie L. Shelley, Alan M. Silberstein and Robert B.B. Smith do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Global Select Market.

Fees and Services of Independent Registered Public Accounting Firm

The following table sets forth the fees billed to us for the fiscal years ending December 31, 2015 and 2014 by Deloitte & Touche LLP:

	2015	2014
Audit fees[1]	$ 854,871	$ 1,309,179
Audit related fees	-	-
Tax fees[2]	181,996	31,000
All other fees	-	-

[1] Includes fees billed for professional services rendered in connection with the audit and quarterly reviews of the Company's consolidated financial statements, assistance with securities filings other than periodic reports and the audit of internal control over financial reporting. Approximately $98,871 of such fees in 2015 were in connection with the Patriot acquisition that occurred in October 2015. In 2014, approximately $562,768 and $46,700 of such fees were in connection with our initial public offering and the SharePlus acquisition that occurred in October 2014, respectively.

[2] Consists of fees billed for professional services rendered in connection with preparation of federal and state income tax and franchise tax returns, and tax strategy and consultation. Approximately, $123,639 of such fees in 2015 were in connection with the Patriot acquisition that occurred in October 2015.

DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each non-employee director who served on our Board in 2015. Messrs. Eisenstein, Schaen, Schneller and Spiegel did not receive any compensation for their services as directors in fiscal year 2015. We also reimburse all non-employee directors for their reasonable out-of-pocket travel expenses incurred in attending meetings of our Board or any committees of the Board.

Name	Fees Earned or Paid in Cash	Option Awards[1]	Total
Steven D. Lerner	$ 50,000	— $	50,000
Stefanie L. Shelley	40,000	—	40,000
Alan M. Silberstein	50,000	—	50,000
Robert B.B. Smith	40,000	—	40,000
Stephen Eisenstein	—	—	—
Scott Schaen[2]	—	—	—
Cas A. Schneller	—	—	—
William Spiegel[3]	—	—	—

[1] No options were granted to directors during the year ended December 31, 2015; however, as of December 31, 2015, Mr. Lerner held options to acquire 52,915 shares of our common stock, of which 23,916 were unvested, and each of Ms. Shelley and Messrs. Silberstein and Smith held options to acquire 30,000 shares of our common stock, of which 23,916 were unvested. 76% of the unvested options are "performance options" and 24% of such options are "super performance options," and such options will vest, if at all, upon satisfaction of the performance criteria described below in "—Option Agreements."

[2] Mr. Schaen was elected to the Board of the Company during the 2015 Annual Meeting of Shareholders held on June 10, 2015.

[3] Mr. Spiegel's term with the Board of the Company expired after the 2015 Annual Meeting of Shareholders held on June 10, 2015.

Each of Messrs. Lerner, Silberstein and Smith and Ms. Shelley received an annual retainer of $40,000 in respect of service during the year ended December 31, 2015. Messrs. Lerner and Silberstein each received an additional annual fee of $10,000 as compensation for service as chairman of the Audit and Compensation Committees, respectively. Employee directors and directors nominated for election to our Board by the Sponsor Funds receive no compensation for their services on our Board, any committees of the Board or the board of directors or any committees of the Bank.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table for 2015

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the Jumpstart Our Business Startups Act (JOBS Act). The table below sets forth the annual compensation earned during the years indicated by our Chief Executive Officer and our next two most highly compensated executive officers, or our named executive officers.

Name and Principal Position	Year	Salary	Stock Awards[*]	Non-Equity Incentive Plan Compensation[1]	All Other Compensation	Total
Manuel J. Mehos *Chairman of the Board & Chief Executive Officer of the Company*	2015	$ 300,000	$ -	$ 81,000	$ 19,298[2]	$ 400,298
	2014	300,000	225,000	326,512	20,191	871,703
Geoffrey D. Greenwade *President of the Company & the Bank; Chief Executive Officer of the Bank*	2015	330,000	-	89,100	37,220[3]	456,320
	2014	330,000	300,000	359,163	36,637	1,025,800
John P. Durie *Executive Vice President & Chief Financial Officer*	2015	290,000	-	78,300	28,308[4]	396,608
	2014	290,000	225,000	315,628	28,008	858,636

[*] Represents the aggregate grant date fair value of restricted stock units awarded under the 2014 Omnibus Equity Incentive Plan, which was computed in accordance with ASC Topic 718.

[1] Amounts were earned pursuant to the 2015 Executive Incentive Program, as described in greater detail below in "—Executive Incentive Program."

[2] Amount represents $408 of life insurance premiums; $15,900 of 401(k) company contributions; and $2,990 of club membership fees.

[3] Amount represents $408 of life insurance premiums; $15,900 of 401(k) company contributions; $6,512 of club membership fees; and a $14,400 auto allowance.

[4] Amount represents $408 of life insurance premiums; $15,900 of 401(k) company contributions; and a $12,000 auto allowance.

Narrative Discussion of Summary Compensation Table

General

We have compensated our named executive officers through a mix of base salary, equity incentives, cash incentive bonuses and other benefits, including, to a limited extent, perquisites. We have established our existing executive compensation philosophy and practices to fit our historical status as a privately held corporation. We believe the current mix of these compensation elements and the amounts of each element provide our named executive officers with compensation that is reasonable, competitive within our markets, appropriately reflects our performance, reflects each named executive officer's particular contributions to that performance and takes into account applicable regulatory guidelines and requirements. Each of our named executive officers is also an officer of the Bank and has substantial responsibilities in connection with the day-to-day operations of the Bank. As a result, each named executive officer devotes a substantial majority of his business time to the operations of the Bank, and the compensation he receives is paid largely to compensate that named executive officer for his services to the Bank.

Base Salary

The base salaries of our named executive officers have been historically reviewed and set annually by our Compensation Committee as part of our performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for our named executive officers, our Compensation Committee has relied on external market data obtained from outside sources. In addition to considering the information obtained from such sources, the Compensation Committee has considered:

- each named executive officer's scope of responsibility;

- each named executive officer's years of experience;

- the types and amount of the elements of compensation to be paid to each named executive officer;

- our financial performance and performance with respect to other aspects of our operations, such as our growth, asset quality, profitability and other matters, including the status of our relationship with the banking regulatory agencies; and

- each named executive officer's individual performance and contributions to our performance, including leadership, team work and community service.

Executive Incentive Program

In 2015, each of our named executive officers participated in the Executive Incentive Program (the "EIP"), which provided for the payment of annual cash bonuses based on the achievement of certain measurable targets relating to profitability and franchise value. The "profitability" component was comprised of metrics relating to net income, non-interest expense to average assets ratio and total non-interest income. The "franchise value" component was comprised of metrics relating to deposit growth, loan growth, and classified assets. The EIP established a threshold, budget and stretch objective for each measureable target and the terms of the plan provided that 30% to 50% of each component award would be earned when the performance threshold is met, 80% of the component award would be earned when the budgeted objective is achieved and 120% of the component award would be earned when the stretch objective is achieved. The EIP provided that any performance results between the performance threshold and the stretch objective will be interpolated on a linear basis. The amounts earned for the year ended December 31, 2015 for each of Messrs. Mehos, Greenwade and Durie were $81,000, $89,100 and $78,300, respectively.

Employment Agreements

Each of our named executive officers has entered into an employment agreement which provides that the named executive officer will be paid an annual base salary, which will be reviewed annually and may be increased from time to time in the sole discretion of our Compensation Committee.

The employment agreements for each of Messrs. Durie and Greenwade provide that, upon an involuntary termination of the named executive officer's employment without "cause," for "good reason" (each as defined in the named executive officer's employment agreement) or due to our material breach of the employment agreement, as of December 31, 2015, subject to the named executive officer's execution and non-revocation of a general release of claims in favor of us, the named executive officer will be entitled to base salary continuation for 24 months. Notwithstanding the above, the employment agreements also provide that upon any such involuntary termination of the executive officer's employment following the earlier to occur of vesting of 2/3 of the performance options or a sale of the Company, the salary continuation period will not exceed 12 months. As of December 31, 2015, neither of these conditions had occurred. The employment agreements also contain post-termination non-solicitation and non-interference covenants for the greater of 12 months post-termination and the salary continuation severance period.

The employment agreement for Mr. Mehos provides that upon a termination of Mr. Mehos' employment without "cause" or for "good reason" (each as defined in Mr. Mehos' employment agreement) and subject to Mr. Mehos' execution and non-revocation of a general release of claims in favor of us, Mr. Mehos will be entitled to

12 months of base salary continuation. The employment agreement for Mr. Mehos also contains 12-month post-termination non-solicitation and non-interference covenants.

Change in Control Severance Plan

Messrs. Mehos, Greenwade and Durie are participants in our Change in Control Severance Plan (the "CIC Plan"), which was adopted on June 3, 2014, for the purpose of retaining employees, maintaining a stable work environment and providing economic security in the event of a termination of employment following a change in control.

The CIC Plan generally provides that, if a termination of a named executive officer's employment, other than for death, disability or "cause," or by the executive for "good reason" (each as defined in the applicable executive's employment agreement), occurs during the period commencing on a change in control (or, if earlier, the execution of an acquisition agreement contemplating a change in control) and ending 18 months following such change in control, subject to the named executive officer's execution and non-revocation of a separation agreement and release of all claims in favor of us, the named executive officer will be entitled to severance payments equal to two and one-half times (2.5x) the sum of the named executive officer's annual base salary, the named executive officer's target bonus and our annual contribution to the cost of medical, dental and vision coverage for the named executive officer and his dependents. The named executive officer will also be entitled to a pro-rata bonus and up to $25,000 of outplacement services. Any severance payments under the CIC Plan will be offset by any severance payments made to our named executive officers under their employment agreements. The CIC Plan also contains a 12-month non-solicitation covenant. In the event any payments or benefits received by a named executive officer in connection with a change in control would not be deductible by us under Section 280G of the Internal Revenue Code (the "Code"), the amount of such payments and benefits provided would be reduced, but only to the extent such reduction would result in a greater after-tax benefit to the named executive officer.

Benefits and Perquisites

Our named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with a 401(k) plan to assist our employees, in planning for retirement and securing appropriate levels of income during retirement. The purpose of our employee benefit plans is to help attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. None of the perquisites or benefits paid or provided to any of our named executive officers exceeded $25,000 in amount for 2015 or 2014.

401(k) Plan—Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2015, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We match 100% of an employee's annual contribution to the 401(k) Plan up to a total of 6% per annum of the employee's eligible salary. We make our matching contributions in cash and that contribution is invested according to the employee's current investment allocation. In 2015, we made contributions to our named executive officers' accounts in varying amounts, depending on the contributions made by the named executive officers.

Perquisites—We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by the Company's named executive officers in 2015 and 2014 included automobile allowances and club memberships.

Outstanding Equity Awards at Fiscal Year-End for 2015

The following table sets forth information relating to the unexercised options and unvested restricted stock units held by the named executive officers as of December 31, 2015.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested[2]	Market Value of Shares or Units of Stock that have not Vested[3]
Manuel J. Mehos	90,257	—	— $	10.00	06/21/16	15,000 $	157,200
	87,134	—	448,011 [1]	8.17	06/30/20		
Geoffrey D. Greenwade	60,000	—	—	10.00	04/14/18	20,000	209,600
	12,500	—	—	10.00	12/05/18		
	15,000	—	—	8.25	02/01/20		
	81,411	—	320,008 [1]	8.17	06/30/20		
John P. Durie	18,332	—	—	9.71	12/29/16	15,000	157,200
	5,000	—	—	10.00	12/05/18		
	10,000	—	—	8.25	02/01/20		
	65,129	—	256,006 [1]	8.17	06/30/20		

[1] 76% of such options are "performance options" and 24% of such options are "super performance options," and such options will vest, if at all, upon satisfaction of the performance criteria described below in "—Option Agreements." For additional information, please refer to "—2010 Option Plan."

[2] RSUs were granted on August 7, 2014, and vest one-fourth on the second through fifth anniversaries of the grant date. For additional information, please refer to "—2014 Plan."

[3] Amounts reflect the value of RSUs, each with respect to one share of our common stock, as of December 31, 2015.

Narrative Discussion of Outstanding Equity Awards Table

General

As of December 31, 2015, each of our named executive officers held outstanding restricted stock units ("RSUs") under the 2014 Omnibus Equity Incentive Plan (the "2014 Plan"), options under the 2010 Stock Option Plan (the "2010 Option Plan") and options under certain other option plans adopted prior to the 2010 Option Plan (the "Prior Option Plans"). The 2010 Option Plan and Prior Option Plans are frozen to new grants and all of the outstanding time-based options held by named executive officers under the Prior Option Plans were vested as of December 31, 2015.

2010 Option Plan

In 2010, we adopted the 2010 Option Plan to advance the interests of us and our affiliates by providing for the grant of non-qualified stock options to purchase shares of our common stock. As of the date of this proxy statement, options to purchase 1,983,834 shares of our common stock under the 2010 Option Plan were outstanding. We have granted options under the 2010 Option Plan to our named executive officers, as described in greater detail below in "—Option Agreements." No further options will be granted under the 2010 Option Plan. The material terms of options granted under the 2010 Option Plan are described below.

Upon a termination of a participant's employment, such participant's stock options will generally cease to be exercisable and will terminate, except that (i) upon a termination of employment other than for "cause," death or "disability" (each as defined in the 2010 Option Plan), the participant will have 90 days post-termination to exercise any options which were vested as of the date of termination and (ii) upon a termination of employment for death or disability, the participant will have 12 months post-termination to exercise any stock options which were vested as of the date of termination.

Upon a "change of control" (as defined in the 2010 Option Plan) in which there is an acquiring or surviving entity, the Compensation Committee may generally provide for the continuation, assumption or substitution of all or some of the outstanding stock options. In the event of a change of control in which there is no assumption, continuation or substitution of some or all outstanding stock options, the Compensation Committee will either preserve the intrinsic value of the stock options, accelerate time-based stock options, accelerate delivery of shares of common stock issuable under such stock options or cancel any stock options in exchange for a cash payment equal to the excess, if any, of the fair market value of our shares of common stock over the exercise price of such stock options.

Option Agreements

We entered into option agreements under our 2010 Option Plan with each of our named executive officers on June 30, 2010. The option agreements provide for the grant of time-based options, performance-based options and "super performance options," each as described in greater detail below.

The time-based options granted to our named executive officers are fully vested and exercisable.

The performance-based options will generally vest upon a sale of the Company or a "calculation event" (generally defined as any period in which the shares of our common stock are publicly traded on a national securities exchange or automated quotation system and have a minimum public float of at least $75 million for any consecutive 90 day trading period) that occurs prior to a sale of the Company as follows: (i) one-third of the performance options will vest if the "investor return" (as defined in the option agreements) of the Sponsor Funds exceeds 1.75x as of the date of any such sale of the Company or calculation event (each, a "liquidity event"), (ii) one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.00x as of the date of such liquidity event, and (iii) the remaining one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.50x as of the date of such liquidity event; provided that, to the extent the applicable liquidity event occurs after June 30, 2015, the performance options will only vest if one of the following additional performance hurdles are also satisfied: either (x) our return on average equity from and after June 30, 2010 until the date of the applicable liquidity event exceeds 11% (compounded annually), or (y) the internal rate of return of the Sponsor Funds from and after June 30, 2010, with respect to their investment in our shares as of the date of the applicable liquidity event exceeds 15%.

The super performance options will vest in full upon a liquidity event in which the investor return of the Sponsor Funds exceeds 3.25x.

The option agreements also provide that, upon a termination of the named executive officer's employment without "cause" or for "good reason" (each as defined in the named executive officer's employment agreement) following a "change in control" (as defined in the 2010 Option Plan), the time-based options will become fully vested and exercisable.

2014 Plan

In 2014, our Board and shareholders adopted and approved our 2014 Plan. The purpose of our 2014 Plan is to enable us to grant equity-based incentive awards intended to attract, motivate and retain qualified employees, directors and other eligible service providers and to align their financial interests with those of our shareholders. We granted RSUs under the 2014 Plan to each of our named executive officers in the following amounts: 15,000 for each of Messrs. Mehos and Durie and 20,000 for Mr. Greenwade.

The RSU agreements grant our named executive officers the right to receive a designated number of shares of our common stock upon vesting of the award. The RSUs vest one-fourth on the second, third, fourth and fifth anniversaries of the date of grant, subject to the named executive officer's continued employment through such dates.

The RSU agreements also provide that, upon a termination of the named executive officer's employment without "cause" (as defined in the 2014 Plan) or by the named executive officer for "good reason" (as defined in the named executive officer's employment agreement), the RSUs granted to such named executive officer shall become vested pro rata, according to such named executive officer's length of service over the term of the award.

Unless otherwise provided in an award agreement (or unless as otherwise provided in a written agreement between us and a participant), in the event that a "change in control" (as defined in the 2014 Plan) occurs and awards under the 2014 Plan continue or are assumed or substituted by any successor and a participant's employment is terminated without cause or, if the participant has a written agreement providing for good reason severance protections, for good reason, on or after the effective date of the change in control but prior to 12 months following the change in control or awards under the 2014 Plan are not continued or assumed or substituted by any successor, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2014 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee. During the year ended December 31, 2015, we had a compensation committee, on which Messrs. Stephen Eisenstein, Scott Schaen, Cas A. Schneller and Alan M. Silberstein served as members, and none of them was or had ever been an officer or employee of us.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act or the Exchange Act that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report of the Audit Committee shall not be deemed to be incorporated by reference into any such filing.

In accordance with its written charter adopted by the Company's Board, the Company's Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. The Board has determined that each Audit Committee member is independent in accordance with the listing standards of the NASDAQ Global Select Market and in Section 10A of the Exchange Act and that Steven D. Lerner has the requisite attributes of an "audit committee financial expert" as defined by the rules and regulations of the SEC.

The Audit Committee reviewed and discussed the Company's audited consolidated financial statements with management, which has primary responsibility for the financial statements, and with the Company's independent registered public accounting firm, Deloitte & Touche LLP, which is responsible for expressing an opinion on whether such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee met regularly with Deloitte & Touche LLP and the Company's internal audit staff, with and without management present, to discuss the results of their audits, management's assessment of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also reviewed Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in Annual Report on Form 10-K related to its audits of the Company's consolidated financial statements.

The Audit Committee discussed with Deloitte & Touche LLP the matters that are required to be discussed by PCAOB Auditing Standard No. 16 (*Communications with Audit Committees*), as adopted by the Public Company Accounting Oversight Board. The Audit Committee also discussed with internal audit and management any significant matters as a result of the internal audit work.

The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence. The Audit Committee has concluded that Deloitte & Touche LLP did not provide any prohibited non-audit services to the Company and its affiliates, which is compatible with maintaining Deloitte & Touche LLP's independence.

Based on the above-mentioned review and discussions with management and Deloitte & Touche LLP, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for filing with the SEC. The Audit Committee also recommended the reappointment, subject to shareholder ratification, of Deloitte & Touche LLP and the Board concurred in such recommendation.

The Audit Committee

Steven D. Lerner (Chairman)
Stefanie L. Shelley
Alan Silberstein

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

General

Some of our officers, directors and principal shareholders and their affiliates are customers of us. Such officers, directors and principal shareholders and their affiliates have had transactions in the ordinary course of business with us, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rate and collateral, as those prevailing from time to time for comparable transactions with persons unaffiliated with us, and did not involve more than the normal risk of collectability or other unfavorable features. We expect to continue to have such transactions on similar terms and conditions with such officers, directors and shareholders and their affiliates in the future.

In addition to the above-described relationships and the director and executive officer compensation arrangements discussed above under "Executive Compensation and Other Matters," the following is a description of transactions since the beginning of our last fiscal year, which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Director Nomination Agreement

In connection with our initial public offering in August of 2014 we entered into a director nomination agreement with each of the Sponsor Funds that provides for the rights of the Sponsor Funds to nominate individuals for election to our Board. The Sponsor Funds will have the right to nominate individuals for election to our Board at each meeting of shareholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our shareholders for election as directors the number of individuals designated by the Sponsor Funds as follows:

- so long as funds affiliated with Friedman Fleischer & Lowe, LLC collectively own at least the lesser of (A) 25% of the aggregate number of shares of common stock held by such funds immediately prior to the consummation of our initial public offering or (B) 4.9% of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated as a Class III director by Friedman Fleischer & Lowe, LLC;

- so long as funds affiliated with Harvest Partners, LP collectively own at least the lesser of (A) 25% of the aggregate number of shares of common stock held by such funds immediately prior to the consummation of our initial public offering or (B) 4.9% of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated as a Class II director by Harvest Partners, LP; and

- so long as funds affiliated with Pine Brook Road Partners, LLC collectively own at least the lesser of (A) 25% of the aggregate number of shares of common stock held by such funds immediately prior to the consummation of our initial public offering or (B) 4.9% of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated as a Class I director by Pine Brook Road Partners, LLC.

In addition, each of the Sponsor Funds will have the right to designate a non-voting observer to attend any meetings of our Board (or committees thereof) and of the Board of the Bank (or committees thereof), until such time as such Sponsor Fund ceases to own at least 3% of our outstanding common stock, subject to the right of the chairperson of such meeting to cause any non-voting observer to leave the meeting.

Review and Approval of Transactions with Related Persons

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). See our Annual Report in Form 10-K "Item 1. Business—Regulation and Supervision—Limits on Transactions with Affiliates and Insiders." We have adopted policies to comply with these regulatory requirements and restrictions. In addition, each of the Sponsor Funds provided a set of passivity commitments to the Federal Reserve in connection with their initial investments in us. These passivity commitments include, among other things, limitations on the ability of the Sponsor Funds to conduct transactions with us or our affiliates. These passivity commitments also include the agreement of each of the Sponsor Funds not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over our management or policies, have or seek to have more than one representative serve on our Board or permit any representative to serve as the chairman of our Board or any committee thereof. Each of the Sponsor Funds has also agreed not to permit any representative to serve on our audit committee.

We have adopted a related person transaction policy in order to comply with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related party transactions. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, our audit committee will consider, among other factors, the related party's relationship to the Company, the nature of the proposed transaction, the nature of the related party's direct or indirect interest in the transaction, and the related party's relationship to or ownership interest in any other party to, or which has an interest in the transaction. A copy of this policy and our audit committee charter are available on our investor relations website at *http://investors.greenbank.com/*.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY MANAGEMENT OF THE COMPANY AND PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2016, subject to certain assumptions set forth in the footnotes for:

- each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

- each of our current directors;

- each of our named executive officers; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

Unless otherwise indicated, the address of each of the individuals and entities named in the table below under "Executive Officers and Directors" is c/o Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Executive Officers and Directors:		
Manuel J. Mehos[1]	540,391	1.46 %
Geoffrey D. Greenwade[2]	198,517	*
John P. Durie[3]	141,491	*
Donald Perschbacher[4]	26,372	*
Stephen Eisenstein[5]	5,005,895	13.61 %
William D. Ellis	242,797	* %
Steven D. Lerner[6]	42,409	*
Scott Schaen[7]	123	*
Cas A. Schneller[8]	123	*
Stefanie L. Shelley[9]	10,207	*
Alan M. Silberstein[10]	22,932	*
Robert B.B. Smith[11]	9,206	*
All Executive Officers and Directors as a group (12 persons)	6,240,463	16.74 %
5% Shareholders:		
Investment funds affiliated with Friedman Fleischer & Lowe, LLC[12]	5,005,898	13.61 %
Investment funds affiliated with Harvest Partners, LP[5]	5,005,895	13.61 %
Investment funds affiliated with Pine Brook Road Partners, LLC[13]	5,005,897	13.61 %

---

*   Amount represents less than 1% of outstanding common stock.

(1)   Includes stock options to purchase 177,391 shares.

(2)   Includes stock options to purchase 168,911 shares.

(3)   Includes stock options to purchase 98,461 shares.

(4)   Includes stock options to purchase 14,872 shares.

(5)   Consists of 4,959,770 shares of common stock held by Harvest Partners V, L.P. ("HP V") and 46,125 shares of common stock held by Harvest Strategic Associates V, L.P. ("HSA V") (collectively, the "Harvest Funds"). Harvest Associates V, L.P. is the general partner of HP V. Harvest Associates V, L.L.C. is the general partner of Harvest Associates V, L.P. and HSA V. Harvest Partners, LP provides management services for HP V and HSA V. ISTM Associates, L.L.C. ("ISTM") is the managing member of Harvest Associates V, L.L.C. and the general partner of Harvest Partners, LP. ISTM has four members who may be deemed to share beneficial ownership of the shares of our common stock owned by HP V and HSA V. The four members are Stephen Eisenstein, who is a member of our Board and a Senior Managing Director of Harvest Partners, LP, Ira Kleinman, Thomas Arenz and Michael DeFlorio. Each of Messrs. Eisenstein, Kleinman, Arenz and DeFlorio disclaims beneficial ownership of the shares of common stock owned by HP V and HSA V. The address of each of the entities and persons identified in this note is c/o Harvest Partners, LP, 280 Park Avenue, 25th Floor, New York, NY, 10017.

(6)   Includes stock options to purchase 28,999 shares.

(7)   Consists of director qualifying shares related to Mr. Schaen's service as a director of the Bank.

(8)   Consists of director qualifying shares related to Mr. Schneller's service as a director of the Bank.

(9)   Includes stock options to purchase 6,084 shares.

(10)   Includes stock options to purchase 6,084 shares.

(11)   Includes stock options to purchase 6,084 shares.

(12)   Consists of 2,938,823 shares of common stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 1,947,511 shares of common stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 62,256 shares of common stock held by FFL Individual Partners III, L.P. and 57,308 shares of common stock held by FFL Executive Partners III, L.P. (collectively, the "FFL Funds"). The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner. Friedman Fleischer & Lowe GP III, LLC is controlled by Tully M. Friedman, Spencer C. Fleischer and Christopher A. Masto, its three managing members. Accordingly, Friedman Fleischer & Lowe GP III, L.P., Friedman Fleischer & Lowe GP III, LLC and Messrs. Friedman, Fleischer and Masto (the "FFL Related Parties") may be deemed to beneficially own the shares owned by the FFL Funds. Each FFL Related Party expressly disclaims beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such FFL Related Party does not have a pecuniary interest. Investment, disposition and voting decisions with respect to shares held by each of the FFL Funds are made by an investment committee of certain limited partners of Friedman Fleischer & Lowe GP III, L.P., currently consisting of eight individuals (the "Investment Committee"), including Tully Friedman, Spencer Fleischer, Christopher Masto, Rajat Duggal, Aaron Money, Nancy Ford, Cas Schneller and John Tudor. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such members do not have a pecuniary interest. The address of each of the entities and persons identified in this note is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Ste. 2200, San Francisco, CA 94111.

(13)   Consists of 4,016,353 shares of common stock held by Pine Brook Capital Partners, L.P., 709,047 shares of common stock held by Pine Brook Capital Partners (SSP), L.P., and 280,497 shares of common stock held by Green PB-4, LLC (collectively, the "Pine Brook Funds"). Pine Brook Capital Partners (Cayman), L.P. is the

sole member of Green PB-4 LLC. Pine Brook Road Associates, L.P. is the general partner of Pine Brook Capital Partners, L.P., Pine Brook Capital Partners (SSP), L.P. and Pine Brook Capital Partners (Cayman), L.P. PBRA, LLC controls Pine Brook Road Associates, L.P. in its capacity as General Partner. Howard Newman is the sole member of PBRA LLC, and has investment and voting control over the shares held or controlled by the Pine Brook Funds. The address of each of the entities identified in this note is c/o Pine Brook Road Partners, LLC, 60 East 42nd street, 50th Floor, New York, NY 10165.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the outstanding Common Stock to file reports of ownership and changes in ownership of Common Stock and other equity securities of the Company with the SEC. Such persons are required by the SEC's regulations to furnish us with copies of all Section 16 forms they file.

Based solely on our review of the copies of such reports furnished to us and representations from certain reporting persons that they have complied with the applicable filing requirements, we believe that during the year ended December 31, 2015, all Section 16(a) reporting requirements applicable to its officers, directors and greater than 10% shareholders were complied with.

ITEM 2.
PROPOSAL TO RATIFY APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pursuant to the recommendation of the Audit Committee, the Board has appointed Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016. Deloitte & Touche LLP has served as our independent registered public accounting firm continuously for over six years.

At the Meeting, the shareholders will be asked to consider and act upon a proposal to ratify the appointment of Deloitte & Touche LLP. The ratification of such appointment will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and present in person or represented by proxy at the Meeting. Representatives of Deloitte & Touche LLP will be present at the Meeting, will be given an opportunity to make a statement (if they desire to do so) and will be available to respond to appropriate questions.

Shareholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the 2015 fiscal year is not required by our Bylaws, state law or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to our shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP. Even if the selection of Deloitte & Touche LLP is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the 2016 fiscal year if it determines that such a change would be in the best interests of us and our shareholders.

THE BOARD RECOMMENDS A VOTE *FOR* THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

DATE FOR SUBMISSION OF SHAREHOLDER PROPOSALS
FOR 2017 ANNUAL MEETING

In order for shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act to be presented at our 2017 Annual Meeting of Shareholders and included in the our proxy statement and form of proxy relating to such meeting, such proposals must be submitted to the Secretary of the Company at our principal executive offices no later than December 25, 2016. Shareholder proposals should be submitted to the Secretary of the Company at Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attn: John P. Durie

In addition, our Bylaws provide that only such business which is properly brought before a shareholder meeting will be conducted. For business to be properly brought before a meeting or nominations of persons for election to the Board to be properly made at a meeting by a shareholder, notice must be received by the Secretary of the Company at our offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Such notice to us must also provide certain information set forth in the Company's Bylaws. A copy of our Bylaws may be obtained upon written request to the Secretary of the Company.

ANNUAL REPORT ON FORM 10-K

We will furnish, without charge, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC, to any shareholder upon written request to Investor Relations, Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

Our Annual Report on Form 10-K, including consolidated financial statements and related notes, for the fiscal year ended December 31, 2015, as filed with the SEC, accompanies but does not constitute part of this Proxy Statement.

OTHER MATTERS

The Board does not intend to bring any other matter before the Meeting and does not know of any other matters that are to be presented for action at the Meeting. However, if any other matter does properly come before the Meeting or any adjournment thereof, the proxies will be voted in accordance with the discretion of the person or persons voting the proxies.

You are cordially invited to attend the Meeting. Regardless of whether you plan to attend the Meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope at your earliest convenience.

By Order of the Board of Directors:



Manuel J. Mehos
Chairman and Chief Executive Officer

Houston, Texas
April 14, 2015